Law Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103

Carolyn Augur
Assistant Vice President
and Senior Counsel
Phone: 860-466-1111
Carolyn.Augur@LFG.com

VIA Email & EDGAR

November 2, 2023

Alberto Zapata
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review and Accounting Office
100 F Street, NE
Washington, DC 20549

Re:            The Lincoln National Life Insurance Company
Lincoln Life Variable Annuity Account N
File No. 333-193272
Post-Effective Amendment No. 28

Dear Mr. Zapata:

This letter provides our response to comments received by telephone on October 31, 2023, regarding the above-referenced filing. The attached blacklined supplement reflects the changes we have made to address your comments.

1.	Introductory Paragraph
a.	Please add a description of the Earnings Optimizer Death Benefit. Explain to the reader what the rider is.
b.	Delete the following sentence: This supplement is for informational purposes and requires no action on your part.
Response:
a.	A brief description of Earnings Optimizer Death Benefit has been added.
b.	The sentence has been deleted.

2.
Description of Changes: Provide more explanation as to what information is changing; clarify what information is being added v. what is being changed. Explain if and how existing contractowners will be impacted.

Response: We have included additional language which clarifies what information is changing or being added, and further clarifies which contract holders are impacted.

3.	Important Information About Your Contract: Consider comparing the new range of expenses to the prior range.
Response: The prior charges were 0.40% and 2.75% (there is no increase to the maximum charge). We have clarified that the minimum charge has decreased.

4.	Fee Tables: Since the prospectus includes both the B Class and C Class, the fee table should reflect the charge for each share class.
Response: The table has been revised.
We sincerely appreciate your attention to this filing, and your review and comments. Please call me at 860-466-1111 with any questions or additional comments.

Sincerely,
Carolyn Augur